UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 17 )*

Summit Financial Group

(Name of Issuer)

Common

(Title of Class of Securities)

86606g

(CUSIP Number)

Teresa Ely,  Summit Financial Group  PO Box 179  Moorefield,  West Virginia  26836  Phone : 304-530-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Crites Patricia A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
581,326

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
423,086

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
581,326

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.55%

14	TYPE OF REPORTING PERSON
IN

Item 1.	Security and Issuer

Item 1 is amended to read as follows:
This Amendment No. 17 to Schedule 13D is being filed by Patricia A. Crites to amend the Schedule 13D filed on January 10, 2012, as previously amended by Amendments Nos. 1-16 to Schedule 13D, inclusive, as furthered described in prior filings with the Securities Exchange Commission(together, the "Schedule 13D"),relating to the Common Stock, par value $2.50 per share, of Summit Financial Group, Inc., a West Virginia corporation to reflect Mrs. Crites acquisition on March 1, 2014 of the right to convert some or all of Summit's Series 2011 Preferred Stock into a maximum of 250,000 shares of Summit Common Stock.

The class of equity securities to which this Statement relates is the Common Stock, par value $2.50 per share (the "Shares" or the "Common Stock"), of Summit Financial Group, Inc., a West Virginia corporation ("Summit"), whose principal offices are at 300 North Main Street, Moorefield, WV 26836.

Item 2.	Identity and Background

(a)	No Change

(b)	No Change

(c)	No Change

(d)	No Change

(e)	No Change

(f)	No Change

Item 3.	Source and Amount of Funds or Other Consideration

No Change

Item 4.	Purpose of Transaction

Item 4 is amended to read as follows:
On October 31, 2011 Mrs. and Mr. Crites purchased 2,000 shares of Summit Financial Group, Inc. 8% Non-Cumulative Convertible Preferred Stock, Series 2011. Under the terms of the Series 2011 Preferred Stock, Mrs. and Mr. Crites have the right to convert the Series 2011 Preferred Stock on any dividend payment date, at their option, into shares of Common Stock based on a conversion rate determined by dividing $500 by $4.00. The dividend payment dates are March 1, June 1, September 1 and December 1 of each year (each "Dividend Payment Date”). Mrs. and Mr. Crites will be deemed to have beneficial ownership of 250,000 shares of Summit Common Stock on the date that is sixty days prior to each Dividend Payment Date. On March 1, 2014, Mrs. and Mr. Crites acquire the right to convert their Series 2011 Preferred Stock into shares of Common Stock. Accordingly, as of December 31, 2013, Mrs. and Mr. Crites were deemed to have beneficial ownership of an additional 250,000 shares of Common Stock.

(a)	No Change

(b)	No Change

(c)	No Change

(d)	No Change

(e)	No Change

(f)	No Change

(g)	No Change

(h)	No Change

(i)	No Change

(j)	No Change

Item 5.	Interest in Securities of the Issuer

(a)
Item 5(a) is amended to read as follows:
Mrs. Crites beneficially owns an aggregate of 581,26 Shares or 7.55% of Summit Common Stock. 250,000 of the Shares beneficially owned by Mrs. Crites arise from the right to convert some or all of the 2,000 Shares of the Series 2011 Preferred Stock into a maximum of 250,000 Shares of Summit Common Stock. See Item 6 below.

(b)
Item 5(b) is amended to read as follows:
Mrs. Crites has sole voting and dispositive power over none of the shares. She shares voting and dispositive power over 423,086 of the Shares with her husband, John Crites, which includes 69,000 shares held in six subtrusts created for the benefit of the Crites grandchildren for which Mrs. and Mr. Crites act as co-trustees as described in Item 6 below, and the maximum of 250,000 shares of Common Stock into which the Series 2011 Preferred Stock is convertible on March 1, 2014 and 27,300 shares individually owned by Mr. Crites. Mrs. Crites disclaims and does not report beneficial ownership over 217,490 Shares over which Mr. Crites exercises sole voting and dispositive power, which includes 118,593 shares owned by The Patricia A. Crites 2010 Grantor Retained Annuity Trust, for which he is trustee and 98.897 shares of common stock owned by the Patricia A. Crites 2012 Grantor Retained Annuity Trust.

John Crites is a citizen of the United States and is a principal shareholder and Chairman of Allegheny Wood Products, Inc. a company engaged in the hardwood manufacturing and sales business. Allegheny Wood Products, Inc. is located at P.O. Box 867, Airport Road, Petersburg, WV 26847.

Mrs. Crites also shares voting power but not dispositive over 158,240 of the Shares with her husband, John Crites, for the benefit of their grandchildren as described in Item 6 below.

During the last five years, Mrs. Crites has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has Mrs. Crites been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Crites is a citizen of the United States.

(c)	No Change

Transaction Date	Shares or Unites Purchased (Sold)	Price Per Share or Unit

(d)
Mrs. Crites' souse has the right to receive or the power to direct the receipt of dividends from the sale of 250,000 of the Shares jointly and beneficially owned by them, which includes the maximum of 250,000 shares of Common Stock into which the Series 2011 Preferred Stock is convertible on March 1, 2014. In his capacity as co-trustee of eight subtrusts described in Item 6 below, Mr. Crites also has the power to direct the receipt of dividends from, or the right to receive the proceeds from the sal of 69,000 of the Shares. Teh trustee of two of the subtrusts described in Item 6 below, has the power to direct the receipt of dividends from, or the right to receive the proceeds from the sale of 158,240 of the Shares.

(e)	Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No Change

Item 7.	Material to Be Filed as Exhibits

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Summit Financial Group

January 15, 2014	By:	/s/ Teresa D. Ely
Lmtd POA Attorney-In Fact

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)